44th Floor Tel 416 863 0900 1 First Canadian Place Fax 416 863 0871 Toronto Canada M5X 1B1 www.dwpv.com

March 12, 2007	Sylvia Brown Dir 416 367 6951 sbrown@dwpv.com

BY SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
The Manitoba Securities Commission
Ontario Securities Commission
Authorité des marchés financiers - Québec
Nova Scotia Securities Commission
New Brunswick Securities Commission
Registrar of Securities - Prince Edward Island
Securities Commission of Newfoundland & Labrador
Registrar of Securities, Northwest Territories
Registrar of Securities, Nunavut
Registrar of Securities, Yukon Territory

Hollinger Inc.
SEDAR Project No. 1061584

We are today re-filing on behalf of Hollinger Inc. the unaudited interim financial statements for the period ended December 31, 2006. The top portion of the fourth page of the financial statements was inadvertently omitted in the version filed on March 7, 2007. No other changes have been made to these statements.

Yours very truly,

Davies Ward Phillips & Vineberg LLP

(signed) Sylvia Brown

Per:	Sylvia Brown
Law Clerk

c:	J. Reid